SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.    )*

Kiniksa Pharmaceuticals, Ltd.

(Name of Issuer)

Class A common shares, par value $0.000273235 per share

(Title of Class of Securities)

G5269C101

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

May 23, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G5269C101	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,006,252 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,006,252 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,006,252 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 6,252 Class A common shares underlying options issued to Felix. J. Baker and Dr. Stephen R. Biggar. See Item 5 of this Schedule 13D for a detailed explanation of shares beneficially owned and the percentage of beneficial ownership of the Reporting Persons.
(2)	Based on 14,748,346 Class A common shares outstanding as of May 29, 2018 as reported in the Prospectus filed by Kiniksa Pharmaceuticals, Inc. (the “Issuer”) with the Securities and Exchange Commission (“SEC”) on May 24, 2018.

CUSIP No. G5269C101	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,006,252 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,006,252 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,006,252 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 6,252 Class A common shares underlying options issued to Felix. J. Baker and Dr. Stephen R. Biggar. See Item 5 of this Schedule 13D for a detailed explanation of shares beneficially owned and the percentage of beneficial ownership of the Reporting Persons.
(2)	Based on 14,748,346 Class A common shares outstanding as of May 29, 2018 as reported in the Prospectus filed by the Issuer with the SEC on May 24, 2018.

CUSIP No. G5269C101	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,006,252 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,006,252 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,006,252 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 6,252 Class A common shares underlying options issued to Felix. J. Baker and Dr. Stephen R. Biggar. See Item 5 of this Schedule 13D for a detailed explanation of shares beneficially owned and the percentage of beneficial ownership of the Reporting Persons.
(2)	Based on 14,748,346 Class A common shares outstanding as of May 29, 2018 as reported in the Prospectus filed by the Issuer with the SEC on May 24, 2018.

CUSIP No. G5269C101	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,006,252 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,006,252 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,006,252 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 6,252 Class A common shares underlying options issued to Felix. J. Baker and Dr. Stephen R. Biggar. See Item 5 of this Schedule 13D for a detailed explanation of shares beneficially owned and the percentage of beneficial ownership of the Reporting Persons.
(2)	Based on 14,748,346 Class A common shares outstanding as of May 29, 2018 as reported in the Prospectus filed by the Issuer with the SEC on May 24, 2018.

CUSIP No. G5269C101	Page 6 of 10 Pages

Schedule 13D

ITEM 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Class A common shares, par value $0.000273235 per share (the “Class A common shares”) of Kiniksa Pharmaceuticals, Ltd., a corporation organized under the laws of Bermuda (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a)	The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b)	The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c)   The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e)   During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein were purchased by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences” and together with 667, the “Funds”) with the working capital of the Funds both in transactions with the underwriters (as described below) and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Funds was approximately $218,999,993.

CUSIP No. G5269C101	Page 7 of 10 Pages

ITEM 4.	Purpose of the Transaction.

On May 23, 2018, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, JMP Securities LLC and Wedbush Securities Inc. (the “Underwriters”), related to an initial public offering (the “IPO”) of 8,477,777 Class A common shares of the Issuer at a price to the public of $18.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,271,666 Class A common shares to cover overallotments, if any. The IPO closed on May 29, 2018.

Pursuant to the IPO that closed on May 29, 2018, 667 and Life Sciences purchased 299,403 and 2,700,597 Class A common shares, respectively, at the offering price of $18.00 per share, totaling 3,000,000 Class A common shares in the aggregate. Each of 667 and Life Sciences purchased the Class A common shares with their working capital.

On May 29, 2018, upon the closing of the IPO, 667 and Life Sciences acquired 734,518 and 7,018,874 Class A1 common shares (“Class A1”) as per the election of the Adviser, respectively, resulting from the conversion of Series B Convertible Preferred Shares of the Issuer (“Series B Preferred”) and Series C Convertible Preferred Shares of the Issuer (“Series C Preferred”). Additionally, 667 and Life Sciences acquired 1,399,516 and 14,658,102 Class B1 common shares (“Class B1”) as per the election of the Adviser, respectively, resulting from the conversion of Series A Convertible Preferred Shares of the Issuer (“Series A Preferred”). The Series A Preferred, Series B Preferred and Series C Preferred were convertible at any time on a 1 for 1 basis and automatically converted upon the closing of the IPO on a 1 for 1 basis.

On May 23, 2018, Felix J. Baker and Dr. Biggar were each granted 18,760 options to purchase Class A common shares (“Stock Options”) at an exercise price of $18.00 which vest in equal monthly installments such that they will become fully vested on the first anniversary of the grant date and expire on May 23, 2028. The Stock Options were granted to Julian C. Baker and Dr. Biggar in connection with their service on the Issuer’s Board of Directors (the “Board”) under the Issuer’s 2018 Incentive Award Plan.

Felix J. Baker, a Principal and Dr. Stephen R. Biggar, a full-time employee of the Adviser, have served on the Board since October 14, 2015. The policy of the Funds and the Adviser does not permit principals or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service. Felix J. Baker and Dr. Biggar have no voting or dispositive power and no pecuniary interest in the Stock Options. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Stock Options held by Felix J. Baker and Dr. Biggar.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Class A common shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise some of all of the Stock Options, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

CUSIP No. G5269C101	Page 8 of 10 Pages

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of Class A common shares directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as Class A common shares that may be acquired upon conversion of Class A1 and Class B1 by the Funds, subject to the limitations on conversion described below.

Holder	Class A common shares	Class A1	Class B1
667, L.P.	299,403	734,518	1,399,516
Baker Brothers Life Sciences, L.P.	2,700,597	7,018,874	14,658,102
Total	3,000,000	7,753,392	16,057,618

The Class A1 are non-voting and convert at any time at the election of the holder without consideration to Class A common shares subject to limitations on conversion as described below. The Class A1 are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof and their affiliates would not beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in excess of 4.99% of the outstanding Class A common shares or any other class of equity security that is registered pursuant to Section 12 of the Exchange Act. As a result of this restriction, the number of Class A common shares that may be issued on conversion of the Class A1 by the holders may change depending upon changes in the number of outstanding Class A common shares. A holder of Class A1 may increase, decrease or waive this limitation on beneficial ownership by providing the Issuer with 61-days' notice. The Class A1 have no expiration date. Each Class A1 automatically converts into one Class A common share upon transfer, except for transfers to or between affiliated holders.

The Class B1 are non-voting and convert at any time at the election of the holder to either Class B common shares of the Issuer (“Class B common shares”) or Class A common shares, subject to limitations on conversion as described below. The Class B1 are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof and their affiliates would not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, in excess of 4.99% of the outstanding Class A common shares or any other class of equity security that is registered pursuant to Section 12 of the Exchange Act. As a result of this restriction, the number of Class A common shares that may be issued on conversion of the Class B1 by the holders may change depending upon changes in the outstanding number of Class A common shares. A holder of Class B1 may increase, decrease or waive this limitation on ownership by providing the Issuer with 61-days' notice. The Class B1 have no expiration date. The Class B common shares have 10 votes per share while the Class A common shares have 1 vote per share. Each Class B common share is convertible at any time at the election of the holder into one Class A common share. Each Class B1 automatically converts into one Class A common share upon transfer, except for transfers to or between affiliated holders.

Without any limitation on conversion of the Class A1 and Class B1, the Reporting Persons may be deemed beneficial owners of a combined total of 26,817,262 Class A common shares, representing approximately 69.5% of total outstanding Class A common shares (including Class A common shares issuable upon conversion of the Class A1 and Class B1 held by the Funds).

CUSIP No. G5269C101	Page 9 of 10 Pages

Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is incorporated by reference herein.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

CUSIP No. G5269C101	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2018

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker